UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2024.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

148-150, Boulevard de la Pétrusse

L-2330 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
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1.	Press release dated December 11, 2024.

Item 1

Millicom (Tigo) updates on Interim Dividend and intended SDR delisting from Nasdaq Stockholm

Luxembourg, December 11, 2024 – Millicom International Cellular S.A. (“Millicom” or the “Company”), today announced further details regarding the payment of the Interim Dividend and the intended delisting of SDRs from Nasdaq Stockholm, including removal as from January 13, 2025 of certain fees for conversions of SDRs to Millicom U.S. Shares traded at Nasdaq U.S.

Update on dates relating to the Interim Dividend

As announced on November 29, 2024, Millicom’s Board of Directors (the “Board”) approved the distribution of an interim dividend payment of $1.00 per share (the “Interim Dividend”) to be paid on January 10, 2025 (“Payment Date”).

Other important dates relating to the Interim Dividend are as follows:

1.	Record date. The Interim Dividend will be paid to (i) shareholders who are registered in the U.S. with Broadridge Corporate Issuer Solutions, Inc., and (ii) SDR holders who are registered in Sweden with Euroclear Sweden AB, on January 3, 2025 at 23.59 CET (the “Interim Dividend Record Date”).

2.	Conversion Stoppage. Conversions from SDRs into common shares traded on the Nasdaq U.S. (“Millicom U.S. Shares”) and vice versa will not be permitted from December 23, 2024, up to and including January 3, 2025.

3.	Ex-Dividend Date. The ex-dividend date is January 2, 2025 for SDRs, and January 3, 2025 for Millicom U.S. Shares. Any Millicom U.S. Shares and SDRs that are acquired on or after these dates will not be eligible to receive the Interim Dividend.

4.	Currency. Holders of Millicom U.S. Shares registered with Broadridge will receive their Interim Dividend payment in USD. SDR holders will receive their Interim Dividend payment in SEK. Millicom shall arrange for the conversion of the Interim Dividend from USD to SEK. Such currency conversions shall be made at the official SEK to USD exchange rate published by the Riksbank (Sweden’s central bank) on January 3, 2025, at 4.15 pm CET.

5.	Payment Date. The Interim Dividend will be paid on January 10, 2025. Holders of SDRs will be paid by electronic transfer to bank accounts linked to their securities accounts. Holders of Millcom U.S. shares will be paid in accordance with the applicable procedures of Broadridge and the Depository Trust Company (“DTC”).

SDR holders that wish to receive the payment of the Interim Dividend in USD must previously convert their SDRs to Millicom U.S. Shares by sumitting valid and complete conversion instructions to Skandinaviska Enskilda Banken AB (“SEB”) by December 20, 2024 at 3.00 pm CET.

For information on certain tax aspects in relation to the Interim Dividend, see the press release announced on November 29, 2024 and additional information available on the “Nasdaq Stockholm Delisting & Interim Dividend” section of the Millicom website: https://www.millicom.com/investors/Nasdaq_Stockholm_Delisting_and_Interim_Dividend.

Further details regarding the delisting from Nasdaq Stockholm and related conversion process

As announced on November 29, 2024, Millicom plans to maintain the current listing of its common shares on Nasdaq U.S. under the ticker symbol “TIGO” and to apply to delist the Company's SDR from Nasdaq Stockholm. The application for delisting will be submitted to Nasdaq Stockholm no earlier than March 3, 2025. Upon approval, Nasdaq Stockholm will set the last day of trading (the “Delisting Effective Date”) for the SDRs, which is currently expected to be March 17, 2025 at the earliest.

The delisting will result in the SDR program being terminated. As a result, to remain as shareholders of Millicom, SDR holders must convert1 their SDRs into Millicom U.S. Shares prior to the Delisting Effective Date.

Millicom will, in due course, provide further information regarding such conversions of SDRs into Millicom U.S. Shares, as well as make such information available on the “Nasdaq Stockholm Delisting & Interim Dividend” section of the Millicom’s webpage: https://www.millicom.com/investors/Nasdaq_Stockholm_Delisting_and_Interim_Dividend

1i.e., withdraw the common shares underlying their SDRs, which we refer for convenience as the “conversion” of SDRs into Millicom U.S. Shares, pursuant to the SDR terms and conditions available in the Stock Information section of the website: https://ww2-cdn.tigocloud.net/Millicom_General_Terms_and_Conditions_SDR_Consolidated_2022_02a125e16d.pdf

Such information is as far as currently possible summarized below.

1-	Eligible account. In order to withdraw and hold the Millicom U.S. Shares underlying the SDRs (to which we refer for convenience as the “conversion” of SDRs into Millicom U.S. Shares), SDR holders must have an account eligible to hold U.S. shares. To start this process, the SDR holders must contact their bank/broker to obtain an eligible account and receive the Millicom U.S. Shares.

If the SDRs are nominee registered (Sw. förvaltarregistrerade), the bank/broker should tell the SDR holder what actions the holder need to take in order to convert SDRs to U.S. Shares.

Directly registered SDR-holders will, if they do not already have an eligible account with their bank/broker, be required to open a custody account, an investment savings account (Sw. investeringssparkonto), or an endowment insurance (Sw. kapitalförsäkring), and transfer their SDRs to such account, in order to be able to complete the conversion into Millicom U.S. Shares. There are several Swedish banks, stockbrokers or online brokers that offer custody accounts, investment savings accounts or endowment insurance at no cost.

2-	Tranches. From January 20, 2025, conversions will be carried out in eight weekly tranches (the “Conversion Tranches”). The first Conversion Tranche will start on Monday January 20, 2025. Subsequent Conversion Tranches will start each consecutive Monday (i.e., January 27, February 3, February 10, February 17, February 24, March 3, and March 10, 2025). The last Conversion Tranche will only be available if the Delisting Effective Date is on or after March 17, 2025. Should Nasdaq Stockholm decide on a Delisting Effective Date that is later than March 17, 2025, further tranches may be added.

In order to be included in a Conversion Tranche, SEB must have received a valid and complete conversion instruction by 3.00 pm CET on the applicable start date of the Conversion Tranche chosen by the SDR holder. For example, if SDR holders wish to convert their SDRs during the first Conversion Tranche, then their bank/broker should send instructions during the week starting on Monday, January 13, 2025, and no later than 3.00 pm CET on Monday January 20, 2025. If an SDR holder misses this deadline, the conversion will be processed in the next available Conversion Tranche. Millicom U.S. Shares will be delivered to the eligible account three to four trading days after the start of each Conversion Tranche.

3-	Fees. Millicom will cover the conversion fees charged by SEB and Broadridge for processing the Conversion Tranches. Note that SDR holders may still have to pay fees charged by their banks or brokers, which are outside of Millicom’s control and will not be covered by Millicom.

SDR holders that wish to convert their SDRs into Millicom U.S. Shares before the first Conversion Tranche may do so by paying a fee to SEB and Broadbridge (in addition to any other applicable fee charged by the SDR Holder’s bank or broker) as per the procedures described on Millicom’s website 2022-10-17-millicom-sdr-conversion-process-2022-final.pdf.

If an SDR-holder has not already converted its SDRs into Millicom U.S. Shares upon the Delisting Effective Date, then SEB shall transfer the underlying Millicom U.S. Shares to the SDR-holder. SEB is only obligated and able to make such transfer if the SDR holder’s bank/broker has given SEB a transfer instruction that makes it possible for SEB to do so. Otherwise, SEB is entitled, and intends, to sell the underlying Millicom U.S. Shares and distribute the sale proceeds to the SDR-holder (with the deduction of reasonable costs, fees and taxes) pursuant to Section 17 of the SDR terms and conditions available in the Stock Information section of the website: https://ww2-cdn.tigocloud.net/Millicom_General_Terms_and_Conditions_SDR_Consolidated_2022_02a125e16d.pdf

Such sale shall take place as soon as practicable after the termination of the SDR-program and the delisting of the SDRs from Nasdaq Stockholm. The payment of the proceeds from the sale will be paid pro rata to the previous holders of such SDRs in SEK after exchanging from USD.

Regulatory Statement

This information was submitted for publication, through the agency of the contact person set out above, at 22:40 CET on December 11, 2024.

For further information, please contact:

Press: Sofía Corral, Director Corporate Communications press@millicom.com	Investors: Michel Morin, VP Investor Relations investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile telecommunications services in Latin America. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of September 30, 2024, Millicom, including its Honduras Joint Venture, employed approximately 15,000 people, and provided mobile and fiber-cable services through its digital highways to more than 46 million customers, with a fiber-cable footprint over 14 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg.

Forward-Looking Statements

Statements included herein that are not historical facts, including without limitation statements concerning the payment of the Interim Dividend and the timing of such payment, the submission of an application to Nasdaq Stockholm to delist the SDRs, the timing of the Delisting Effective Date, the ability to withdraw the Common Shares underlying the SDRs and the timing of the Conversion Tranches, are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Millicom’s results and its ability to pay the Interim Dividend or consummate the delisting of the SDRs could be materially adversely affected. A list and description of such risks, uncertainties and other matters can be found under the heading “Risk Factors” in Millicom’s Annual Report on Form 20-F for the year ended December 31, 2023, which is available on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

All forward-looking statements attributable to Millicom or any person acting on its behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, Millicom does not undertake any obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)
By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, Chief Legal and Compliance Officer

Date: December 11, 2024